SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot-Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Caesarstone Ltd. (the “Company”) announced today that it received an award in the arbitration proceedings relating to a claim filed against the Company in April 2012 by Kfar Giladi and Microgil (the “Claimants”) in the amount of NIS 232.8 million (US$68.3 million) for alleged damages incurred by them in connection with a claimed breach of a processing agreement entered into by the parties.

Pursuant to the award determined by the arbitrator, the Company is required to pay to the Claimants a total amount of approximately NIS 48 million (US$14 million), including damages, interest and linkage to the Israeli Consumer Price index and legal fees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: January 17, 2018	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel